Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: July 30, 2013

MEDIA:

STATION:

MARKET:

DATE:	07/29/13
TIME:	02:30 PM ET
SHOW:
SUBJECT:	Conference

Tim Nollen, Media Research Analyst, Macquarie:

I think we’ll get started. Welcome everyone for those who I don’t know—who don’t know me, I’m Tim Nollen, media research analyst from Macquarie, covering U.S. and European names. I cover both Omnicom and Publicis. Very, very pleased to welcome the management teams of the two companies here, to really talk through your queries, your questions as to the merger announced yesterday. For those in the room, the session is yours. I’ll lead off with a question or two, but it’s really Q&A for you all. For those on the lines, thank you for joining us. There is unfortunately no Q&A, although I think you could probably send me by email, if you have any particular questions, tim.nollen@macquarie.com. You can probably figure out how to spell it, and I can try to work those in.

Let me just introduce from my left to my right: Maurice Lévy, CEO of Publicis Groupe; John Wren, CEO of Omnicom Group; Jean-Michel Etienne, CFO of Publicis Groupe; and Randy Weisenburger, CFO of Omnicom Group.

Just wanted to point out this meeting was opened up to the public via phone line rather late. There is nothing new to add; it’s just simply to allow a little bit more access to investors interested in a story. The presentations we have here in the room are the exact same ones that were posted on both companies’ websites yesterday morning and that were run through this morning on the conference call. And that’s about it, that’s enough formalities.

If I can just kick off maybe with one question, then I’ll think a take seat and then we can just open it up to the floor. Gentlemen, for all of you, this was a very large, obviously, and I think for most people, very unexpected deal. Clearly, there are cost synergies, which you’ve laid out and which are appealing in themselves, but I’m not sure that that’s really the reason for the transaction. Certainly, it’s a good one, but I think there are more reasons. And I wonder if you could address really why you think this is an important deal for both companies.

Maurice Lévy, CEO, Publicis Groupe:

Bonjour, everyone. Yes, if it was just for one reason—synergies or what’s happening in the new world of Internet giants—we would not have done it. The reason why we have done it and the rationale for this operation, it is that the world is changing—our client needs and wants are much more complex than they were a few years ago. And the speed at which the world is changing is requiring that there is a much broader portfolio of assets that can be assembled only by a merger like the one that we are contemplating.

So, it is something, which strategically is very different from any of the other operations that you have seen in our industry. It is something which is destined to help our clients growing faster, addressing all the issues of connecting with the consumer through a number of new connection channels, which are much more complex than what they were in the past. And the assets, which are absolutely incredible that Omnicom has, combined with our assets will help us to best serve our client, to retain the best talent and to improve the shareholder return and the shareholder value.

John Wren, CEO, Omnicom Group:

I completely agree with Maurice and everything that he said. And oddly enough, but for the fact that it is various in Publicis and the tremendous respect that I’ve had over the years, and knowing him and observing the way that he’s approached the market, his story, the story of Publicis, its agencies, this, no matter how compelling, wouldn’t have been possible without the leadership that currently represented in Publicis, and it goes far beyond the actual assets of either side to—a very strong belief, I believe, in the Publicis’ organization and in Omnicom organization that culture, and people, and talent and the right clients are what you have to watch and if you get that right, you generate all the innovation and the synergy, all the potential profit that you require for your stakeholders.

And the stars, oddly enough, aligned, principally started in a casual conversation, then aligned and then whereas when we first approached it, I don’t think either of us, we might have dreamed that it was possible and concluded it was possible. And over the course of the last month, we’ve been able to sort out each other’s concerns and come together in a very productive, respectful way, which takes into account our own business achievements and success, and that of our people. And in addition to allowing us quicker access to generate resources to service our clients and maybe innovate and bring some new businesses to the playground. This is an opportunity where I think we’ll be creating new avenues of service that will have a consistency level where it needs to globally as opposed to any pocket of strength. And, neither of us were compelled to do this, because we both were running great companies. The whole concept behind here—and it’s not at all poorly thought out, it’s very deeply thought out—is we’re going to take two great companies and make them greater. So, that was it? One question?

Unidentified Male:

Next one

Wren:

All right, here we go. Go ahead. Wait for the mic

Unidentified Male:

Yes, thanks. Obvious question: client conflicts that are created in major industries, whether Apple/Samsung, Coke/Pepsi type of thing, how do you—how should we think about the risks associated with that?

Wren:

I think, myself, it would take a couple of months to get through regulatory issues. We’ll sit down with those clients in due course and come up with greater solutions. The industry has been doing that for a long time now, not only, Maurice, myself, even others that aren’t present in this room. If you look down empirical analysts, there’s embedded conflicts, which that’s the way holding companies operate. We’ll solve all those problems in due course and we don’t expect any—we’re not foolish. There would probably be one or two, but ones we’re not able and smart enough to get a solution for won’t have any material effect and you wouldn’t even miss it in your model if you built one. So, it’s just—I think the industry has moved this in 99 percent of cases. So…

Lévy:

There isn’t much to add; I fully agree with John. Our industry has learned how to manage conflicts. This is not something which is recent. This is something, which it goes back to the 70s when Interpublic has been created, and it has been created based on an idea of managing conflicts. Since this period, things have only accelerated, and if you look at what happened in the last 10 years, the acceleration of growth and the mergers of all kinds has led to having under the same holding company, very large conflict accounts—think about P&G and Unilever, for example, it’s one of our colleague agency. So the conflict is something which is part of our daily life and what we have to do is to sit down with our clients and to show how we will be handling the conflict, how we will be building some extremely strong firewalls, which we already have. If you look at BBDO, and DDB, and TBWA, they have conflict. If you look at Saatchi, Leo Burnett and PVC, they are already handling conflicts under the PVC’s brand. So this is something—and it’s the same for SMG and ZenithOptimedia. So we are used to that and we have to find now the solution with our clients. One aspect which has to be taken into account is that some conflicts are purely irrational, some conflicts are slightly more emotional, or very much more emotional, and we have to see how we can get around this.

Our ambition clearly is to have no drop in our revenue, no loss of accounts, and we will do whatever it takes to make sure that this is happening. So we are not going to do this merger with the idea that, yes, we will have 1 percent or 2 percent of our revenue, which will be lost. No. We don’t know what this means, loss. We don’t know how to pronounce it, we don’t know even how to spell it, and we’ll fight for every single penny, and we will make sure that our clients are happy and we will do everything in order to make sure that our clients will stay with us because we see the benefits of what we’ll bring together, because something that has to be taken into account is the fact that no one agency group will be able to offer to the clients the kind of assets, the kind of service, the kind of talent that we’ll be able to offer by putting our two operations together.

We have already, and that is something that John has said, two great companies, the best performer of the industry, the two. And we want to make it greater. And this is not lip service. This is real. This is something that we will be doing and this is something for which we have all the talent, all the ambition, and all the capability to do it. The clients would think twice and they—we will take into account all their issues and we will look at all the problems very calmly, sitting together, looking at every aspect and bring solution in order to make sure that they feel comfortable and that the solution is something which is satisfactory to both of the people who are in the conflict.

Unidentified Male:

Congratulations on the deal.

Wren:

Thank you.

Unidentified Male:

My question was as you’re consolidated and will comprise a very big portion of the industry.

What kind of synergies or what kind of greater buying power do you see from publishers in terms of being able to extract better terms and to leverage your increased scale? Thank you.

Wren:

Well, if you look at, we will be larger. We will be able to make additional investments as a result of being larger, instead of having to make those investments where we have to internally make new choice. We may choose to only spend 110 or 120 percent of what we would have collectively spent before.

We operate, we operate each company in its own ways, always done this as far as I know. We’ve always operated on a transparent basis with our clients. We’ve always—if we can create value, because that’s what we’re trying to do every day, we’re sharing it, we’re not trying to take it. We treat our employees very well and we want to be the most attractive place in the world to work. And we treat our vendors and the people that we buy things from with very high ethical standards.

So, yes, we’ll be large. Yes, it’ll be important. Yes, I think that we’ll be the first stop, whether you’re starting a new company or whether you’re media company trying to sell out to the Grammys or the Super Bowl. I think the first place they’ll come every single day, every single time will be to us. But that isn’t us doing anything other than taking advantage of us being very important to them and them wanting to please us just in the same way as we want to please our clients. You might want to add…

Lévy:

No, I think that it is in our interest that the suppliers we work with are treated fairly. They’re the aspect that we live in a world of fierce competition. And if you look at as of today, you have some very strong competition coming from a much smaller player. So, this is something that we want to respect and to make sure that our clients are benefiting from the position we will have. But it is not at all in our interest to create situation which would be extremely difficult for our partners. We always consider that there is two key partners in this world—in fact, there is many more, but the three key in our world are the client, the media, the agency. And it is in our interest that the media can bring to us the connections that we need and we need to compete on a very fairly basis.

Unidentified Male:

Thanks. Can you talk a little bit about the $500 million synergy target and what work has been done to date developing that target? I’m trying to get a sense for how fully baked it is and how much work you guys still have to do there.

Randy Weisenburger, CFO, Omnicom Group:

Well, we have a lot more work to do for sure. I think that’s going to take probably the four or five months or however long it takes us to close and then to some extent even after that, these are pretty large organizations. What we did do is go down through all of our cost components and basically look at them side by side as to where we’re spending money. Jean-Michel and I spent some time together talking about, how we think if we effectively double the size of our business, how would those costs grow. You can see some easy categories like insurance and healthcare plans and IT. You also see—look at the amount of money that we spend in purchasing—someone mentioned media. We probably also do the better part of $7 [million] or $8 million a year in production cost, $1 billion a year in office costs. So there’s some pretty big numbers, so relatively small improvements result in some pretty significant savings. We also have almost $15 billion of salary and service cost—I mean 1 percent improvement in that number is a very large number. So, we’re pretty comfortable that the $500 million is conservative. We have acknowledged it’s going to take us a little bit of time to get there and it’s going to cost little bit of money, both in headcount type costs but as well as in systems cost and investment spending.

Unidentified Male:

Okay, just a quick follow-up then. So for achieving that target, to the extent that does wind up being the right number after you guys roll your sleeves up, in terms of just phasing in, you have a five-year time frame here. Should we assume it’s more kind of front- or back-end loaded over that timeframe in terms of achievement?

Jean-Michel Etienne, CFO, Publicis Groupe:

So, in terms of achievement of these synergies, we of course—the $500 million will be delivered at the end of the period of five years, that it will be progressive of course. In the meantime, we will have to spend some money to make it, to deliver these synergies, obviously, but you will get the full effect in the fifth year, and progressively, we get the benefit of what we implement, of course.

Lévy:

As Randy said, and Jean-Michel, this is something which is pretty conservative, and so you have to understand we have always been, both Omnicom, and Publicis, known for delivering, and we deliver what we say, and we picked a number which is pretty conservative in order that you can build your model or something that will never be disappointing for you.

Wren:

I might add, just you know, during this period between now and going regulatory approval, we’ll form integration committees, subcommittees to go and search out the best practice and what the best way to go forward after we’re allowed to merge and make changes. So, we’ll update you if anything—as we get better information, as those committees do their work over a period of time. At some point, we’ll update that.

Nollen:

While we’re on this topic, a couple of questions. I think there are more on this side of the table. On the same topic actually, Jean-Michel and Maurice, you have, of course, laid out a fairly comprehensive margin expansion program that you invested in April. You laid out a few buckets worth of cost synergies and even revenue synergies that you can gain. We’re just wondering what of this $500 million—377 million euro—number factors in to that? Is that incremental on top of the existing Publicis margin expansion program or do things change a bit now because you’re really under a much different enterprise?

Etienne:

I guess we should consider this program as an acceleration. In fact, what we have, in this age before, you remember that the program was to spend money or so in acquisitions. So now, this is a combined operation as we read out, we read out not to invest money to get the benefit of the margin improvement. So it’s a win-win, to be fair.

Lévy:

There is a few aspects that we should insist on, because I believe this is something which would be a very important for your model when you are building a new model. The first one is that you can count that there will be a better growth than the one that we are planning separately. And we have calculated that there is roughly 100 business points which will come on top when the operation will be up and running and that integration will happen. So this is the first thing that we came through. The second aspect is that, clearly, there will be some larger expansion. We will come back to this in a few months with some more details. As of today, we are giving you some very conservative indications as we are having had always the habit to work with you. And it happens that on both sides, we have been always pretty conservative on the indication that we were giving to the market, and we have been always delivering in line with the best of our forecasts. So we are quite cautious, quite conservative, we will come back to you at the right time when we will have done the job, and we will give you some other indication with some more granularity on the various aspects. So what we are giving you today, it has to be seen as pretty conservative and which we feel—John, myself, and Jean-Michel, and Randy—quite comfortable.

Weisenburger:

That’s right; I agree.

Unidentified Male:

Can I ask one more financial question and then I’ll pass it back. This is for Randy, actually. Will Omnicom continue its share buyback program during the period before deal close?

Weisenburger:

No, I don’t think so.

Unidentified Male:

No.

Weisenburger:

No. There’s—just to be clear, there’s a series of regulatory issues, until we get a full filing and things out, our attorneys have advised us that we shouldn’t be in the market buying stock, even if we wanted to. But that’s not the approach from the deal.

Lévy:

Any other questions? We’ll finish very early. That’s good. We’ll get some rest in the possibility of getting some calls because people are queuing to get us on the phone.

Unidentified Female:

Well, they’ll just have to wait another minute, then. So you talked about changing client needs as one of the drivers to coming together and starting to talk. Can you talk about sort of what precipitated that thinking? There’s been a lot of investment in business. You’ve gone about it slightly differently—both companies, I mean. So when you look forward, what would need to change, and when you think of the investments going that you would have to make, maybe you could give us some sense of how you see the landscape evolving and how you would see the nature of your investment, whether it’s organic or outside, having to change? And I guess it’s a very longwinded way of asking, do you see something that makes this more defensive? I mean, you talked a lot about becoming the best, but is this something that you feel that needs to be done in order to compete and deliver what clients need?

Wren:

If that’s for me, I just have to stop and correct one thing: I wasn’t worried about becoming the best, I was already aware I was the best. But he was like that, too. So, that’s terribly important to me. Everybody who’s in a leadership position in this industry knows that the season shift in the way clients are directing money to be spent, where the audiences are, are increasing ability without invasion of their privacy, to target them and have to reach them with the appropriate message at the appropriate time. That’s what’s happening as we speak. We’re also—the fact that the world’s changing at such a pace that we may not be able to predict exactly where those audiences will be found six months or two years from now, but it’ll be someplace different or better than where we can find them today. That puts us, like every other industry, I believe, in a position where lines blur. Things that were very clear for a very long period time are now subject to the blurring-line phenomenon, which means that you have to become more nimble, better armed if you want to stay at the appropriate leading edge—not bleeding edge, necessarily, but appropriate leading edge, to the benefit of what your clients’ requirements are. The world has gotten far more complex. Done properly, there are super benefits associated with that; done improperly, it’s a burden.

At Omnicom, certainly, we’ve always held the belief that if you go out three years from now in that environment, most—not every, but most channels are going to be digital. And so therefore, you have to be prepared for digital as much—because that’s—if you’re not, those assets will really slow in growth and eventually deteriorate—we’ve seen it happen in other industries. I think that’s also something else that the leadership, the Publicis shares, both its traditional agencies and its standalone companies. So, there’s no change in strategy. Instead, this transaction really opens up an opportunity for companies that very much of our—if you would put one over the other, we mirror each other but with the very best in that particular style of category. And then, at either end of that curve, we have a few more assets to deal with two different things than they do, and they have a couple of assets that would be beneficial to my clients. We believe that the combined portfolio is a very, very powerful—powerful—organization in terms of how we can—in order to service our clients and attract the best people can benefit and grow either through core selling, through delivering better, faster resources, by eliminating the duplication of expenses and the investment in the proper tools to get to those audiences, on and on and on and on. That alignment, coupled by a few other coincidences, it brought to a conclusion that with the deep respect that we already had for each other, we could actually do this, and do this well, do this superbly, actually, to the benefit of setting a new standard in the industry as it stands today for our clients.

Lévy:

I would like to add a few words, if I may. John has mentioned the mutual respect we have for each other. I would like to go a little bit further on that, because I grew up in this industry in France and we were eyeing at what BBDO, what DDB was doing in the U.S., which was just fantastic in terms of creativity and what they were creating. And we were looking at this with, as we say in French, [unintelligible]. For the people who don’t know [unintelligible], I suggest that you read some 18th century books, or 17th century, in that case. So, it’s something which is just fantastic and we were full of admiration for this work, and this has lasted all the time because these agencies have not stopped in the ‘60s or in the ‘70s, and they have continued to be extremely good, and the creation of Omnicom has been bang in our industry and they have merged this as a case, and with a lot of admiration. And I have always had also a lot of respect for all the people—Bruce Crawford, Allen Rosenstein, John Wren—who have run the company, because you will hardly see some nasty aspect as we can see from other holding companies or the holding CEOs. I’m not referring to anyone, I’m just saying this like this.

So it’s something for which we had a very good feeling and I always have been in tune with what Omnicom was doing and with admiration, honestly. These operations could not happen at any other moment for one simple reason: we were not selling our company, Omnicom was not selling. The only way to do such an operation was to do it on a merger of equals. If it was not a merger of equals, it would never have happened before. And if it did happen as a joke and as just killing each other, it happens that, as John said, the stars were aligned—in French, we say the planets, here, it’s the stars. I understand, in the U.S., it is the world of the stars. And the stars were aligned, and the stars were good for all of us, and this is something which is extremely important.

The second thing that I would like to say, it is both defensive and offensive. Defensive” defensive not for the image of term. Immediately, neither Publicis or Omnicom needs to be defensive, but if you look at what happened in the last 10 years, and you see the speed at which the world is changing and you see there are an incredible number of people who are connected to the Internet, the number of people who have a smartphone on the planet, what’s happening in Africa, where you see that people—there is no bank, there is no teller, there is no landline, and there is no credit card, and they are using their mobile phone to pay their bread and to buy a few things every day. So you can see how the world is changing. The world is not only what we see, either from Paris or from New York. There is a new world which is opening up under our eyes, and we have to see it moving. So, this world is changing at the pace and the speed which has never been experienced before. That is something that you have to take into account and think about five years—what was Facebook? What was Twitter? Have you heard the word of “tweet” otherwise than having in your garden some birds, some wrens? [Laughter] It’s something which is very, very different world where you can have a giant who is created in two, three, four, five years, and you have one who is fading away at the same speed. Tell me what was the situation of Yahoo! or what it is today. So, if we want to be defensive, we have to be prepared for the future, and we have to be prepared for this new world which is opening up just before our eyes wide open.

Offensive: Offensive simply is that Omnicom has great assets, and they have said it, and they will repeat it, and they were saying it before. And if you look at some of the declarations that they have said, many times, I was saying publicly my admiration for Omnicom. And they have some assets that are just incredible, not only some creative agencies, which are excellent and we compete against them—and sometimes we win, sometimes we don’t; and sometimes they win, sometimes they don’t. But there is a whole range of services in shopper marketing, in CRM, in field marketing that we have not, or not at the same scale, and not with the same quality. And this is something that we will be offering to our clients. We have some standalone operation in digital, which are second to none. It happens that by accident that we have the number one, the number two, and the number four companies in this field. And they are excellent and they are much more on the cutting edge or the bleeding edge of technology. They are creating things that even have not been created by Facebook or by Google, and we have a lab at a VivaKi, which is also second to none. And this is something which will be accessible to a fantastic portfolio of clients. So when I’m saying that one of the business point can come out of just the combination of what we have together is something which is really extremely modest, and it’s something which will happen if we don’t work well. If we do work well, if this integration is working as we expect it to work, I will tell you that this number will be—

The last thing that I would like to say is that there is a new game, which has not been created by us, which has been created by the Internet giants, and which has been created by the fact that today, there is trillions of data which are circulating. There has been a studio which has been made by IBM recently, saying that 90 percent—90, 9-0—I’m insisting because my English is not good, I’m just a Frenchman, so please forgive me—and 90 percent of the data which are currently loaded on the virus computer of the world and which exists in all the libraries of the world, including Alexandria, Auburn, or Harvard, or whatever, had been created in the last two years—last two years, 90 percent. Some are ridiculous, stupid, which doesn’t interest anyone else than Obama, when he’s listening to what we are saying, but the vast majority of the data which has been created are just recent. And this means that scale matter. Scale is important. And if you project yourself to the future, and you think about this new world, which is just before us, you see that if you don’t have the scale to invest, if you don’t have the scale to build something which is quite incredible in terms of crunching the data, and with this paradoxical approach, which is that you have to crunch billions of data to arrive to some small clusters—you know that to deliver the right message to one person, and that is something which is quite unique and which means that you have to have something which is the strategic intelligence, the technology skills, as well as scientific approach, and something that we are, in our field, some of the best, which is the emotional bond that we can create with the consumers. And that is the new world, and this is why I believe that what we are doing is compelling for our clients. We generate very good growth. It is extraordinarily good for our people, and we will get the very best people, we will retain them and we will offer them some incredible possibilities and do these for the future, and it will be excellent for the shareholders.

Unidentified Male:

There must be more questions than just me, but I’ve got several, actually. Could I ask you to just expand specifically on that last point about digital and data. Will you merge Annalect and Audience On Demand into a single platform? I know I’m oversimplifying it, but how do you actually, practically do this?

Wren:

We didn’t come with—and the approach to this is that keep some of the brightest people in the world and jam them together just so it’s easy to understand on a flow chart. That’s not at all what this is about. When you look at the assets, which I can refer to as Annalect, we’re building something extraordinarily powerful that can be utilized at the end of the day by every single client that we have, and the bigger we get, the more information we get, the more products we develop, the better it is. I’m not nearly as familiar with the digital products that really he’s produced. We’re going—but on both sides, the people that have produced mine for me and his for them, have to be some of the brightest people in either of our organizations. So, I’m not going to rush to say that we’re going to do anything until—we let the brightest people sit there and figure out how this is going to make us more powerful without operating or even thinking in any traditional manner of, how do you get fewer roofs? How do you get the costs out? How do you build a better mouse trap? How do you build more relevant tools? How do you take advantage and create career paths for your best and your brightest people is the thinking, not—because, probably, I said that I feel, and I don’t think Maurice feels, that we’re sitting on portfolios of assets that are particularly broken in any manner. I mean, we may discover that some of them, as we do review, that we want to change a little bit, but, without sitting, we’re both performing extraordinarily well with an intention before this to continue to perform that way. So that’s not part of—that’s not where our mind goes first, it’s probably where our mind would go last.

Unidentified Male:

Can I—I’ll ask one more and then we’ll see if there’s more in the room. John, I’m going to actually read a specific question that someone has emailed me, which is, from a strategic standpoint, you’ve always said that an agency really should build digital capabilities within existing agencies and not in separate agencies, not necessarily via large acquisitions, whereas Publicis, of course, has a very successful history in making acquisitions—Digitas, RazorFish, etc. And you, I guess, passed on some of those—I don’t know the detail of where you were on those, but evidently, you passed on some of those when you may have had the opportunity. So, how do we reconcile that different strategic approach between your two companies?

Wren:

This example is probably less than a year old, and it’s true—it could be a little bit more than a year old and it’s true. Everything I told you in that quote was absolutely right, and he beat me out of buying LBi last summer at this time, right? So there was never a departure…

Lévy:

The last time. [Laughs]

Wren:

That’s true That’s true. That’s true. There’s never any consistency. Even though the standalone companies that are within Publicis have the certain skills that are very technical and do many, many things and they’re standalone in their recognized brands, I would think you have the same dedication that may concern everybody who is in his employed group, and that—Saatchi & Saatchi or whatever, was just trained and as skilled in digital as I learned to be. So, I really don’t think there’s much of a distinction. We both have extraordinarily talented people, and he’s done a few more acquisitions in that area, and I’ve done a few more acquisitions in other areas. That’d be about the difference. And now we don’t have to worry about that, because it’s all connected.

Lévy:

Tim, you know us for a while, since many years, and particularly since the acquisition of Digitas, because you were, at that time, if I remember right, at Bear Stearns. And if you look at our history, we were the smallest of the big four. We are much smaller than IPG, and obviously, we couldn’t even imagine that we would compare ourselves to Omnicom. And we had to see how we could best sell our client and how we could grow in a way which could give us a difference.

And for that, we have chosen one, in fact, two pillars—one segment and one geography. On the geography, we have chosen to go the fast-growing market and to expand into fast-growing markets, and on the segment, we have decided to go to digital, because we thought that was the future. It happens that on both aspects, we have not been totally wrong. Even if we started at a point in time where people were not thinking digital would come back so early. It happens that, yes, we were right on time. This explains why our strategy has been very different. We had no other choice if we wanted to compete and we wanted to be at the top table to make some very impressive and important investment and in a segment which was the segment for the future. That is the difference. Now, if we look at the future, we already have that, and we have passed on many acquisitions because we couldn’t separate that these acquisitions were not worse than the gain and the money that they were asking for. So, you have not heard about that but we are not compulsive acquire-alls. We look at the acquisition very carefully and we were following a very clear strategy with very strong view on what we wanted to be, what we didn’t want to be. So it was not, “Okay, we are there” and people were calling Publicis because Publicis will acquire anything. No. We were absolutely determined to create a difference in the digital field. And we have done it. And this is good because this has helped us a great deal in terms of growth, and this will help the combined operation to go further. And if you look at the Omnicom strategy, they have built an incredible portfolio of assets which will help our clients. So, the combination is just great. It’s something which is working beautifully. It has not been thought to be working that way. It has been sought for each of us for our own sake, and it happens that the combination is working beautifully, which is quite rare.

And I would like to insist on one point, because very often when you see acquisitions and you see these kind of big moves, there is one which is weak, one which is strong. And one which has problems and one which is here to solve the problem. We have no problem. Omnicom has no problem. We are both coming from a very strong position. We are both number one and number two in terms of performance. When you look at organic growth, you look at the last 10 years, it’s between Omnicom and PVC, which are always number one and number two. And when you look at the margin—we have a real great story of margin—Omnicom has a very surely and steady story of margin. So, when you will be combining this, you know that you have a winner, because both of us are coming from positions of strength. I would like to add something else, because I think it’s important, and as we have a PR agency which is not doing a very great job, and I’m sorry to say that, but we have picked Martin Sorrell to do that job, and he’s running around the world explaining that this will not work for X,Y,Z reason, and particularly because CEO is stupid, et cetera, this is his choice, and that’s clear. But we feel that this will work because the two of us, not only do we have mutual respect, not only during all these months of negotiation we have built a tremendous relationship, and even friendship, but on top of that, we are, both of us, veterans, seniors. We have a great history behind us. I’m at PVC for more than 40 years, John is with Omnicom for more than 30 years. So, we have proven everything. We don’t need today or tomorrow to fight, to see where we’ll have a picture which is bigger than the other in the annual report or whatever. We don’t care about if a W comes before L, or L before W. This has nothing to do—and we are absolutely relaxed about this. We want to build something which will last, which will be out legacy, which will be something we will be proud of and we are putting our pride not on being one bigger or taller than the other one. By the way…[Laughter] And we are just willing to do something which after a few years, when we look back and we say, “Hey, we have done that together. We have made history. We have created one of the brightest companies of the world and we have helped our clients exceeding, winning, and we have a line of clients knocking at the door, and we say, ‘You remember.’”

Now, this is something which is extremely important: We have a deep respect for each other and we know that this will work beautifully. Sometimes, gray hair helps.

Wren:

Oftentimes, it does. And I agree with everything Maurice just said, so you couldn’t put a piece of paper between us on these topics. And after long and successful careers, again, we’re not compelled to do this, we’re doing this because of what we see and what our vision is, and what we think the combination of these assets will yield. That’s our principal reason. And we think it’ll be good for all stakeholders.

Unidentified Male:

So, given your rationale for combining is driven not by the present but by the future, I’d be interested to hear your vision of what the advertising ecosystem will look like down the path, so to speak, especially on the digital side. So, like, if the world is changing and that compels you to come together, like I said, what will the changed world look like? Thank you.

Wren:

Well, I think Maurice outlined part of it before. You go to parts of Africa, where you don’t have a teller, you don’t have a local bank, you can do things with various channels and devices that, some have been created, some will be created which will make these look like ancient toys. In that world, how do you become friends with, attract, story-tell the right content to, at the right moment and the right time, to send a message on behalf of your client so they can build a relationship with those individuals and consumers? Most of the world doesn’t sit in rooms like this and ask questions in this fashion. Most of the world doesn’t have hardline telecommunications equipment, followed by mobile, followed by other devices that we’ve been exposed, me, probably…But—so I can’t tell you—I can tell you it’ll be different, I can’t tell you exactly what it is. I can tell you that it’s going to have to be a much more intimate relationship for it to be effective, and the moment it becomes effective, it has to be dropped and replaced by something which will be effective until you constantly end that change, constantly end that cycle. And, for a company to prosper, you have to have the most appropriate and best assets for the way the world is at this moment and you have to be ready to move towards the next world, and it’s just constant changes, just absolutely constant. It used to be if you were a creative director in a big advertising agency, in the year 2000, you’d probably have six months to develop a campaign idea, and then work it out and then negotiate it with the client, maybe test it, and then put it up, and it would stay there for six months. Now you have to be concerned and have the type of people that can be impactful in six minutes and be able to turn things very quickly. It’s just—it requires—no real sets of skills go away, you just need to complement them with new people with different skills with different tools, and in order to deal with whatever is coming. And we haven’t even cracked what mobile will do yet. I mean, we’ve toyed around with it, but mobile commerce will become a standard in a relatively short period of time. That’ll turn everything up on its head.

Lévy:

Yes. Just to complement what John has said, I think—and to touch upon something which is extremely important—I remember the time where we ran the campaign, we are briefed on the product two years ago. We developed the campaign during one year, we launched the campaign, and we were then sitting down six, eight months after with all the post-test and all the information, et cetera, and changing or adjusting, et cetera. At Digitas, we have developed something which is BrandLIVE, we react immediately to a tweet, to a Facebook message, to a blog, immediately. With AOL, we have developed live advertising, and we are heading today a group of people from AOL and VivaKi working together in order to develop live advertising. And this is something which is the world of tomorrow. We have made an investment in Jana. Jana is a Boston-based startup, which is working with 237—237—telephone operators, mobile phone operators in the emerging world. So you have all the countries of Africa, you have Indonesia, and India, and all the operators have signed with Jana. And that is the reason why we made that investment, because we are working with them for the future model. And there is a lot of these stories that will benefit both operation and will benefit both clients’ portfolio.

Unidentified Male:

Just from an industry perspective, this is the second deal in not that long of a period where it’s had major implications for the structure of the industry. Do you see this as the second of a major shift in the way the industry is structured, or is this just a great opportunity and two good companies coming together?

Wren:

Probably both. It was a major opportunity that we were able to, as I said, Maurice is the only other person I would’ve ever even dreamed or contemplated doing this with, and as that dream has been developed, we know that we’re going to build a new standard, a high watermark for the industry. So, I guess, by default, others will have to use their imagination to see if they can come up with a competitive position. I’m not so arrogant to think that somebody possibly couldn’t someday, but I think we’ll have the opportunity and good head start on just about everybody else.

Lévy:

You know, it’s not yet naptime. You can put questions on this side, too.

Unidentified Male:

I will combine two fairly related questions, actually. One is about potential regulatory issues. I assume you’ve done a good deal of diligence. I’m just curious what do we need to know about. Is it U.S. media buying market share or numbers you can give? Anything you can tell us. What do we need to know? That’s the first one.

Wren:

Sure. We’ve seen and received advice, a little bit more specifically, from our attorneys, while on the way to this that basically has not highlighted any particular issue or indicated that we were going to have any problems with U.S. regulators—Maurice knows that European or anywhere else in the world, that’s for attorneys and people who are specialists in these things. And the only thing, and this question legitimately has been asked a lot in the last two days—yes, I can understand the concern—there’s a lot of administrative things we have to do in order to file for such regulatory approval, which is going to take a little bit of time. The only stories I’ve seen, or just in the last day or two, they’re looking at RECMA, which is really not a basis for anybody to make a comparison because the numbers—and Maurice knows more, knows the owner individual, so he can comment more on this, that the trend line in there of what’s going to print, what’s going to digital might be correct, but the numbers haven’t been—I don’t think they’ve ever been correct, and I know they’ve never been correct in the last 25 years that I’ve looked at them. So when you get to the regulator, you’re really not using those numbers to compare anything. They’re only used in trade publications and people trying to make sensational points for a story.

Lévy:

I have nothing to add.

Unidentified Male:

You’ve done your diligence.

Weisenburger:

When you look at the regulatory environment, they split a business up into effectively two sides—so a media-buying services side and a media communication services side. Historically, on the media communication service side, there’s never really been an issue raised or much of a concern. It’s obviously a very fragmented industry; there are thousands of members of the forays. Very low barriers to entry at that local level, obviously, and they don’t deal with it on a global basis. On the media-buying services side, they analyze the market market-by-market, not on a global scale, and we believe that they’re going to look on a forward-looking basis versus just a historic basis. So it’s not just about share with NBC, it’s share from a communications channels standpoint, and when you look at the new technology and the way consumer entertainment is being fragmented, the way consumers are being reached, we’ve got a much different marketplace going forward than maybe we have going backwards. So, right now, people don’t—they think it’s a lot of work, but they don’t see it as a significant issue. But, they don’t see it as an issue that will impede the deal.

Another fact that’s worth noting is at times, we talk about each of the pieces of our business a lot and deeply. The media-buying and planning side of our business on the Omnicom side is about 11 or 12 percent of our revenue; on the Publicis side of the business, excluding digital, is about 18 percent of their business, and digital would probably add to that—certainly would add to that. But it’s—the game is not just media-buying and planning—that’s obviously a very important component—but it’s about the comprehensive portfolio of services that we have in the aggregate.

Wren:

Moral of the story is don’t believe everything you read.

[Laughter]

Nollen:

Okay. We really only have time, maybe two more minutes or so. Can I just—can I throw one more thing in there, which you addressed, actually, this morning in your presentation—it’s just about corporate cultures. Two high-quality companies, I don’t think anyone would argue that—but, arguably, different corporate focuses over time. We kind of addressed this in a previous question here. What should we think about? What do we need to know about? Are your companies that different? I can think of other odder combinations in the industry that I think you’ve alluded to, but this one does seem to make sense in terms of the quality of the organizations, the focus, the success you’ve had doing acquisitions, things like that. But, again, you are different companies, and what do we need to think about in terms of the cultures of the organizations?

Lévy:

We have a mantra at Publicis which is, which is “vive la difference,” and if we have been successful in acquisition integration, it is because of the fact that we have always respected the cultural differences. We are coming from a country which is relatively small on the advertising planet. We would present something different like 2.5 percent of the world market. And if we wanted to grow, if we wanted to develop ourselves, we had to look at the various countries as we are looking at our countries. And we are proud of our country, and we are proud of what we are, and we didn’t want to be come with something that was a homogenization as we came with that concept. And when you apply that concept to the culture, to the corporate culture, then you give to the people a part of agencies that you have acquired a feeling of pride. They are respected, we are not telling them that they will be in a melting pot, that they will lose their culture, they will lose their roots, and that if they used to be vegetarian, now they will have to eat every day a croissant and a margarita and a foie gras. No, no, they will continue with their vegetarian food and you will continue to have your wine and foie gras and del mar, and that is how it will work. So, we are, with the idea that think cannot be imposed, and this is, again, back to another question which has been put regarding the platforms. You put the question regarding AOD and what would be done. If we were these kind of people, we would have decided between John and myself what would be the future, what were we to be, imposing on our teams, et cetera, and we know what would have been the end result, that they would not like it and they will walk away. So, we know, because we’ll respect talent, we’ll respect people, we have both been growing up in the advertising world, we have both been working with clients. I have been selling campaign and working with a creative team in making sure that we get the right campaign for the clients. So we know that this is not something that you can impose. You cannot tell a creative director “I need an idea for tomorrow. Now. Go.” No. You have to do the things that way it has to be done and making sure. So, adjustment of culture is something that you don’t decide. Adjustment of culture is something that you create, and you create an environment where people feel good, that they feel this is the right place to work, that they will give the best of what they have, with passion, with energy, with their talent. And this is what we will be doing. And we will take the time to do it. We will not force things to happen quickly. That’s the reason why we are speaking with five years. We know that it will happen much earlier. We know that it will not be five years, because five years is an eternity in the advertising world. But, we tell you five years because we want to be cautious. And that is how we will be dealing. We will take time, but not much. Just the right time, and we will do the things, as we say in French, a lot of desirer—desirer means care.

Wren:

And because of all that, that’s why we’re more similar than we’re different. And so many people who are afraid of this transaction want to highlight what they perceive to be differences that can be taken care of is my view, that respecting people, cultures, the way things are getting done, the respect in speaking to reasonable people and explaining to the benefits of why they should possibly changes pieces of what they do is something we’re going to take into consideration when dealing with all of our folks. So, that’s it. Thank you very much.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

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This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

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Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

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